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                                                 File No. 70-8783


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549



                        AMENDMENT NO. 1

                               TO

                            FORM U-1


                    APPLICATION/DECLARATION


                              UNDER


          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935





                   NEW ENGLAND ELECTRIC SYSTEM

                               and

               NEW ENGLAND ELECTRIC RESOURCES, INC.

             (Name of company filing this statement)



       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

    (Name of top registered holding company parent in system)






Michael E. Jesanis                      Robert King Wulff
Treasurer                               Corporation Counsel
25 Research Drive                            25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582


           (Names and addresses of agents for service)

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Item 6(a) is hereby amended by supplying the following Exhibits:

       G-1  Financial Data Schedule for NEERI

       G-2  Financial Data Schedule for NEES (Parent Company Only)

       G-3  Financial Data Schedule for NEES (Consolidated)


Item 6(b) is hereby amended by supplying the following Financial Statements

       1-A Balance Sheet of NEES at September 30, 1995, Actual and Pro Forma (Parent Company Only)

       1-B Statement of Income and Retained Earnings for NEES for twelve months ended September 30, 1995, Actual and Pro Forma (Parent Company Only)

       2-A Consolidated Balance Sheet of NEES at September 30, 1995, Actual and Pro Forma

       2-B Statement of Consolidated Income for NEES for twelve months ended September 30, 1995, Actual and Pro Forma

       3-A  Balance Sheet of NEERI at September 30, 1995, Actual and Pro
            Forma

       3-B Statement of Loss and Retained Deficit for NEERI for twelve months ended September 30, 1995, Actual and Pro-Forma




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                            SIGNATURE


  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to their Application/Declaration on Form U-1 (Commission's File No. 70-8783) to be signed on their behalf, as indicated by the undersigned officers thereunto duly authorized by such companies.

                            NEW ENGLAND ELECTRIC SYSTEM


                            s/Michael E. Jesanis
                            _____________________________________
                            Michael E. Jesanis, Treasurer




                            NEW ENGLAND ELECTRIC RESOURCES, INC.


                            s/John G. Cochrane
                            _____________________________________
                            John G. Cochrane, Treasurer



Dated:  January 29, 1996







The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumed or shall be held to any liability therefore.